Mail Stop 6010

Gui Hua Lan
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kunming National Economy &
Technology Developing District
People's Republic of China

> **Re:** **China Shenghuo Pharmaceutical Holdings, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed December 21, 2006**
> **File No. 333-137689**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your revised disclosure and response to prior comment 2 in our letter to you dated October 25, 2006. We note that you expected to submit the documents to the American Stock Exchange prior to year end. Please update your disclosure to address the status of your proposed application.

Results of Operations, page 30

2.   We refer to your responses to comments 14 and 16. In light of the significant decreases in selling expenses as a percentage of sales, please expand to describe in greater detail how you restructured your sales network. That is, more clearly explain what you did to achieve the reductions.

Liquidity and Capital Resources, page 32

3.   We note your response to prior comment 18. We reissue the comment. Please refer to the disclosure on page 33 of this amendment that you are increasing your purchases of inventories in order to enable you to meet "anticipated increases in sales."

4.   We refer to your response to comment 20. In light of the significant amount of short and long terms loans classified as current liabilities, please expand to more specifically disclose when significant amounts mature. Also more specifically describe your efforts to refinance the significant amounts maturing in the next twelve months.

5.   We refer to your response to comment 22. Please disclose a quantification of sales with extended payment terms for each period. Specifically quantify the amount of sales with a one-year payment period.

6.   Please reconcile the statement that your standard sales policy allows for payment up to 180 days from the date of sale with the statement under Risk Factors on page 9 that your standard credit period for most clients is two months.

7.   We refer to your response to comment 24. You disclose that you may allow up to a one-year payment period for sales. Please further explain to us why you believe transactions with extended payment periods are not in-substance consignment or financing arrangements under paragraphs 6 and 22 to SFAS 48 and SAB Topic 13. That is, in light of the extended payment terms, please tell why you have concluded that you have not implicitly excused the customer from payment until that customer has resold the products. We may have further comment.

Health and Food Products, page 39

8.   Please clarify in your disclosure the meanings of the column headings "Anticipated Start Date" and "Anticipated Completion Date" found in the table beginning on page 40 and the relevance of such dates to your receipt of production approvals.

Research and Development, page 42

9.   Please expand your disclosure to explain briefly the significance of "industrial and commercial registration," the regulatory authority with which you intend to register, and when you expect the registration to be completed.

Executive Compensation, page 49

10.   Please update your disclosure to include all required executive compensation information for your last completed fiscal year. Please ensure that your updated disclosure is in compliance with Release No. 33-8732A.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

11.   We refer to your response to comment 45. Please disaggregate the item "other receivables" to separately present employee advances from prepaid expenses.

12.   Please tell us how the escrowed funds from the offering totaling $1.5 million are presented in your balance sheet. If presented as an asset, please (1) confirm that the escrowed funds have been collected and (2) separately present the receivable on the balance sheet. Otherwise, please present any escrow receivable as a direct deduction from equity. If not yet collected, please make disclosure about the terms and conditions of the escrow arrangement.

Consolidated Statements of Cash Flows, page F-6

13.   Please tell us why the amount of "Minority interest in (income) loss of subsidiaries" for the nine-month period ended September 30, 2006 does not agree to the corresponding amount shown on the Consolidated Statements of Operations and Comprehensive Income.

Note 1, Organization and Nature of Operations, page F-8

14.   We refer to your response to comment 46. Please disclose how you valued and accounted for the 1.2 million shares issued for services. Clarify how your accounting considers the guidance from SFAS 123(R), EITF 96-18 and EITF 00-18, as applicable.

15.   Please disclose how you valued the 100,000 warrants. Identify the model applied and the significant assumptions.

16.   Please make more specific disclosure about the registration penalties, including specific disclosure about registration deadlines and payment provisions. As a related matter, please also make accounting policy disclosure about registration rights agreements. Refer to FSP 00-19-2.

Note 2, Business Condition, page F-9

17.   Disclosure from the Statement of Cash Flows suggests that your operations provided cash in the 2006 year-to-date interim period. Please appropriately revise the first sentence to this footnote.

18.   Please also expand to provide specific detail about how you intend to satisfy or refinance the maturing short-term and long-term debt. Also address the significant amount provided for income tax liabilities.

Note 3, Significant Accounting Policies, page F-9

Fair Values of Financial Instruments, page F-10

19.   Please expand to also address your short and long-term debt.

Accounts and Other Receivables and Allowance for Doubtful Accounts, page F-10

20.   You indicate that "Customers that have outstanding balances for longer than three months have their credit curtailed." Please reconcile that disclosure with disclosure on page 33 which indicates that your standard sales policy provides for payment periods of up to 180 days.

Note 10, Income Taxes, page F-16

21.   We refer to your response to comment 54. Your disclosure indicates that "Income taxes are not required to be paid to the PRC until after the end of the Company's fiscal year." However, your disclosure suggests that you made little or no income tax payments during any period presented. Please disclose when income taxes accrued as of December 31, 2005 and 2004 were paid. If they were not paid, please disclose why and disclose when you expect to pay amounts accrued for those years.

Alternative Pages for Selling Stockholder Propectus Cover Page

22.   We reissue our prior comment 57. You currently disclose in the first paragraph on the alternative front cover page that your selling shareholders may sell shares of your common stock at the prevailing market price or in negotiated transactions. The disclosure you have added in the third paragraph in response to our prior comment only speaks to the time *after* there is an established market for your shares. Given that *currently* there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities *prior to* shares of your common stock being traded on the markets indicated. We

acknowledge the last paragraph on the inside front cover page of the registration statement, under the caption "Explanatory Note," regarding each selling stockholder's agreement not to sell shares of your common stock until your common stock begins to be traded; however, disclosure on page 59 of your amended registration statement appears to suggest that such lock-up agreement is limited to only 2,000,000 of 2,648,300 shares registered for resale.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc(via facsimile): Thomas Poletti, Esq.